Filed Pursuant To Rule 433

Registration No. 333-275079

April 18, 2024

URL: https://www.etf.com/sections/news/halving-unlikely-unsettle-spot-bitcoin-etfs-issuers

Halving Unlikely to Unsettle Spot Bitcoin ETFs: Issuers

Lucy Brewster | Finance Reporter | Apr 17, 2024

The upcoming bitcoin halving will have little if any impact on the functioning or share price of spot bitcoin ETFs, but the quadrennial event should boost the cryptocurrency's price long-term, say two executives from leading issuers and other observers of the new funds.

These observers of the three-month old funds whose performance depends primarily on bitcoin's price, say that markets have already accounted for the halving, which reduces the size of the rewards that bitcoin miners receive for validating transactions on the bitcoin network. Price increases will likely occur later this year based on trends following the previous three halvings that spurred sizable gains.

“The first thing I’d say is don’t worry; bitcoin will function exactly as intended,” said Zach Pandl, managing director of research at Grayscale Investments, which operates the Grayscale Bitcoin Trust (GBTC), the largest of the new spot bitcoin funds by assets under management.

The fourth bitcoin halving, which is expected to occur Friday evening, will reduce miners' reward from 6.25 to 3.125 bitcoins. The pseudonymous Bitcoin creator Satoshi Nakamoto built halvings into the protocol to moderate the number of new tokens entering the network and to maintain price stability. Nakamoto capped the total bitcoins at 21 million when he unveiled the bitcoin blockchain in 2009.

Following the last halving in 2020, for example, bitcoin, bitcoin spiked more than 670% from about $9,000 to $69,000 about 18 months later. The largest cryptocurrency by market capitalization's percentage gains following the first two halvings were in the thousands.

Bitcoin has jumped roughly 45% this year, largely due to the debut of the novel spot bitcoin ETFs in January following an extended approval process by a reluctant Securities and Exchange Commission. But it has fallen 13% over the past week and is down from an all-time high of about $73,000 in March amid growing geo-political unrest and U.S. inflation worries.

Meanwhile, net inflows to the spot bitcoin ETFs have lessened in recent weeks.

Still, Matt Hougan, the chief investment officer of Bitwise Asset Management, which operates the Bitwise Bitcoin ETF (BITB), said the halving should not further unsettle crypto markets. “The [halving] is a reminder to bitcoin investors that they can trust the amount of bitcoin that will exist; the second thing is it removes a lot of new supply from the market,” he said.

Is the Price Surge Baked In?

While predicting the timing of a bitcoin price surge is difficult, Hougan and others noted that simple supply-and-demand logic suggests the increases will occur in the months ahead. A number of leading crypto analysts have predicted that bitcoin will hit six figures.

“The amount of new supply is going to fall in half, so it’s not going to change the price the minute it happens or the week it happens or the month it happens; it’s a more subtle force than that,” Hougan said. “But over time, falling new supply is good for price.”

Hougan added: “If I told you the amount of new oil or gold coming out of the ground was reduced by half, you would be bullish about oil and gold. Of course, it’s not as simple as that, but all else equal, I think [reduced supply] will be positive for bitcoin’s long-term price.”

Still, Pandl noted that due to the huge price increase this year, the usual price cycle we saw in prior halvings may not be an applicable pattern this time.

Next Phase for Spot Bitcoin ETFs

While bitcoin transaction fees could be affected “around the time of the halving,” according to Pandl, the halving will not change anything about the cost of creating and redeeming bitcoin for ETFs or costs for investors.

There is nothing that investors in any of the spot bitcoin ETFs need to “do,” and the halving will not affect the way that the ETFs create and redeem bitcoin, according to Hougan. In fact, the existence ETFs could contribute to a price surge, depending on demand.

“It’s not the case that ETFs are exclusively sourcing bitcoin from newly mined coins,” Hougan explained. “It does mean there’s a surge of demand, so if the ETF demand surprises to the upside, it’s probably even more good for the price than it would have been pre-halving.”

Hougan and Pandl both emphasized that the bitcoin halving is also a reminder of the way investors can use the digital asset as a hedge against the weakening of traditional currencies, such as the dollar.

“Bitcoin is governed entirely by code, and there will ever only be 21 million coins, and to reach that limit, the supply falls by half every four years, so it is a confirmation of the scarcity and predictable monetary policy that is so important,” said Pandl.

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